February 28, 2001

BY EDGAR AND OVERNIGHT MAIL


Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C.  20549-0306

         RE:      PARTMINER, INC. (FILE NO. 333-30700)
                  FORM RW-APPLICATION FOR WITHDRAWAL

Ladies and Gentlemen:

         Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, PartMiner, Inc., a New York corporation (the "Registrant") hereby applies for an Order granting the immediate withdrawal of its Registration Statement on Form S-1, File No. 333-30700, together with all exhibits and amendments thereto (the "Registration Statement"). The Registration Statement was originally filed with the Securities and Exchange Commission on February 18, 2000.

         The Registrant believes that the terms obtainable in the marketplace at this time are not sufficiently attractive to warrant proceeding with the public offering contemplated by the Registration Statement and that completing a discretionary financing on unfavorable terms would not be in the best interests of the Registrant or its stockholders at this time. There was no circulation of preliminary prospectuses in connection with the proposed offering, the Registration Statement was not declared effective by the Securities and Exchange Commission and none of the Registrant's securities were sold pursuant to the Registration Statement. The Registrant hereby also informs the Staff that it may undertake a subsequent private offering in reliance on the integration safe harbors set forth in new Rule 155(c) promulgated by the Securities and Exchange Commission under the Securities Act of 1933, as amended, on January 26, 2001. The Registrant is aware of the March 7, 2001 effective date of new Rule 155.

         Accordingly, the Registrant hereby respectfully requests that an Order granting the withdrawal of the Registration Statement be issued by the
Securities and Exchange Commission as soon as reasonably possible. The Registrant also requests that all fees paid to the Securities and Exchange
Commission in connection with the filing of the Registration Statement be credited to the Registrant's account with the Securities and Exchange Commission for future use.

         Please send to the Registrant a facsimile copy of the Order consenting to the withdrawal of the Registration Statement. The facsimile number of the Registrant is (212) 602-0009.

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         Should you have any  questions  regarding  this  matter,  please do not hesitate to contact the undersigned at (212) 725-8884.


                                           Sincerely,

                                           /s/ Daniel Nissanoff
                                           ----------------------
                                           Daniel Nissanoff
                                           Chairman & Chief Executive Officer